Analog Devices, Inc.
One Technology Way
Norwood, Massachusetts 02062-9106
April 11, 2006
By Electronic Submission
Ms. Kate Tillan
Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Analog Devices, Inc. Form 10-K for the year ended October 29, 2005 Filed November 21, 2005 SEC File No. 001-07819
Dear Ms. Tillan:
Enclosed please find our response to the comment regarding the above referenced filing provided by you in a letter to us dated March 31, 2006. We have always taken our public filings seriously and we appreciate the time your staff has taken on this review.
Your comments are in bold and our responses and supplemental information are in regular type.
Form 10-K for the fiscal year ended October 29, 2005
Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies, page 38
s. Stock-Based Compensation, page 47
1. We note your response to our prior comment one. You state that during the five day time period prior to your December 6, 2005 option grant, 44% of the volume of traded options had a strike price within $1 of the exercise price of the employee stock options, which were granted at fair market value on the grant date. Based on the guidance in Question 3 of SAB Topic 14.D.1, tell us why you should not use only those traded options that are at or near the money and close to the exercise price of the employee share options to determine implied volatility. Please also describe your basis for using traded options within 15% of the exercise price of the employee stock option grant. In addition, please tell us whether the implied volatility would

Ms. Kate Tillan
April 11, 2006

have been materially different had you used only those traded options within $1 of the exercise price of your employee stock options.
Response:
As we noted in our response dated March 22, 2006, during the five day time period prior to our December 6, 2005 option grant approximately 44% of the volume of our exchange traded options had a strike price within $1 of the exercise price of our employee stock options. However, we were cognizant of the fact that using traded options with strike prices within $1 of the exercise price of the employee stock options took account of only 44% of the traded options and, in effect, disregarded 56% of the traded options. In addition, the guidance in Question 3 of SAB Topic 14.D.1 (including footnote 48) indicates that multiple traded options with an average strike price close to the exercise price could be used. Accordingly, we included the remaining traded options that included options with strike prices that were both in-the-money and out-of-the-money and the weighted average of the strike prices of these additional options was approximately equal to the strike price of the employee stock options being valued. Therefore, exchange traded options used in the calculation of implied volatility were either within $1 of the employee stock option strike price or were on average approximately equal to the strike price of the employee stock options.
In order to appropriately take account of the near-the-money options, as required by Topic 14.D.1, we weighted the traded options used in the calculation of the implied volatility based on their nearness-to-the-money. The nearer they were to the money, the greater the weight we assigned. In our response dated March 22, we quoted the volumes within the 15% range of the strike price to illustrate the appropriateness of the weighting used in the calculation. While 72% of the volume of traded options used in the calculation of implied volatility had strike prices within 15% of the employee stock option strike price, these options were appropriately weighted based on their nearness-to-the-money such that they represented 98% of the volume of traded options used in the calculation of implied volatility. This weighting methodology applied less weight to exchange traded options used in the calculation that were not near-the-money such that options outside this 15% range only accounted for 2% of the volume of options used in the calculation. While we are solely responsible for the calculation of expected volatility, we consulted with a third party expert in this area and we concluded that this methodology of using all exchange traded options and applying a weight based approach on their nearness to the strike price takes into account the key requirements contained in Topic 14.D.1. We believe this is the most appropriate method of calculating our implied volatility.
The implied volatility would not have been materially different had we used only traded options with strike prices within $1 of the strike price of the employee stock options. If we had used only options that had strike prices within $1 of our employee stock option grant price, the implied volatility used to value our December 6, 2005 grant would have been 0.15% lower (28.49% versus 28.64%). The impact of this .15% difference in volatility would have been to decrease the Black-Scholes fair value per share of our December 6,

Ms. Kate Tillan
April 11, 2006

2005 stock option grant from $11.6368 to $11.5964. This difference in the fair value calculation would have resulted in lower stock-based compensation expense of $277,637 that we would have recognized over the options vesting period or $55,527 per year. This amount is immaterial to our financial statements.
If you require additional information concerning this letter, we would be glad to have a telephone conference call at your convenience. Please contact me at (781) 329-4700 to arrange such a call.

Sincerely,
/s/ Joseph E. McDonough
Joseph E. McDonough
Vice President-Finance and Chief Financial Officer